SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT NOTICE
COPEL REACHES AGREEMENT WITH PETROBRAS

Companhia Paranaense de Energia – Copel, under the terms of Instruction 358/2002 issued by the Brazilian Securities and Exchange Commission - CVM, announces to the market that, on March 6, 2006, in the city of Rio de Janeiro, reached an agreement regarding pending matters related to the gas contract for the Thermoelectric Plant of Araucária.

Details on this agreement were previously disclosed to the market on relevant notice dated February 24, 2006. The agreement comprises the signature of an Out-of-Court Transaction Settlement, an Instrument of Acknowledgment of Quota Transferring and a Memorandum of Intent.

By the celebrated Transaction Settlement, Copel Geração S/A, having Copel as guarantor, acknowledges the R$ 150 million debt with Petrobras, to be paid in 60 monthly installments as from January 2010, being the amount readjusted by the Selic Rate (or any other rate that may substitute the Selic). As a result of this agreement, the Company will reverse the respective provisions.

In the Instrument of Acknowledgment, Petrobras informs that has no objections of any kind to the acquisition of El Paso quota in UEGA by Copel. This operation, which is being formalized between Copel and El Paso, will result in the increase of COPEL’s stake in UEG Araucária, through the payment of US$ 190 million, from the current 20% to 80%. Petrobras remains with 20% of the shares.

Through the Memorandum of Intent, Petrobras will exert their best effort to attend UEGA’s operation fuel supply necessity, as from 2010, such fuel can be natural gas or any other alternative energizer.

The agreement settles, amicably, the existing conflicts regarding gas supply for the thermoelectric plant of Araucária.

Curitiba, March 7, 2006.

LUIZ ANTÔNIO ROSSAFA
Chief Corporate Management Officer
substituting the Chief Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.